Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

Vedanta Limited announces appointment of CFO Arun Kumar as Whole-Time Director of Vedanta Board and Bhumika Sood as Company Secretary

New Delhi, November 22, 2016: Vedanta Limited informed the Bombay Stock Exchange (BSE) and the National Stock Exchange of India Limited (NSE) that the Board of Directors in their meeting on 22 November 2016 approved the appointment of Chief Financial Officer, Mr. Arun Kumar GR as a Whole-Time Director of the company and Ms. Bhumika Sood as Company Secretary and Key Management Personnel (KMP) with effect 22 November 2016.

“The appointments reflect the focus of Vedanta towards empowering our professionals and developing in-house talent. We adhere to global best practices in people management with effectively giving opportunities to learn, lead and evolve as a professional,” said Mr. Tom Albanese, CEO, Vedanta Limited.

Arun, was appointed Chief Financial Officer on 30th September 2016 from his role of Executive Vice President Finance & Deputy CFO. Arun joined Vedanta in 2013 as CFO for the company’s Aluminium & Power business. He has over 21 years of experience at global companies.

Bhumika is currently Deputy Company Secretary and Compliance Officer. She has over 12 years of experience in multi-disciplinary areas of core secretarial, regulatory and compliance function.

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About Vedanta Limited (Formerly Sesa Sterlite Limited.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit

http://sd.vedantaresources.com/SustainableDevelopment2015-16/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

For further information, please contact:

Roma Balwani

President - Group Communications and Sustainable Development

Tel: +91 22 6646 1000

gc@vedanta.co.in

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044